EXHIBIT 99.24

MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:	NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.
355 Burrard Street, Suite 840
Vancouver, BC V6C 2G8

ITEM 2:	DATE OF MATERIAL CHANGE

December 23, 2010

ITEM 3:	NEWS RELEASE

December 23, 2010, via CNW.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

The Company has closed the bought deal equity financing announced December 1, 2010.  The Company has issued 11,500,000 common shares at a price of CAD$4.00 per common share for gross proceeds of CAD$46,000,000.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

The Company has closed the bought deal equity financing announced December 1, 2010 (the “Offering”).  The Company has issued 11,500,000 common shares at a price of CAD$4.00 per common share for gross proceeds of CAD$46,000,000.

The Offering was led by Canaccord Genuity Corp. and included CIBC World Markets, BMO Capital Markets and Cormark Securities Inc. (the “Underwriters”).  In connection with the Offering the Underwriters received a cash commission equal to 5% of the gross proceeds raised through the Offering.

The proceeds of the Offering will be used to fund development work at the San Jose Project following commencement of production, exploration programs in Mexico and Peru, and for working capital.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

Jorge Ganoza, President & CEO Telephone: 604-484-4085

ITEM 9:	DATE OF REPORT

December 23, 2010